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To Call Writer Directly: (212) 446-4800	www.kirkland.com	Facsimile: (212) 446-4900

March 2, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Re:                             Ignite Restaurant Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 31, 2011
File No. 333-175878

Dear Messrs. Dobbie and McWilliams:

This letter is being furnished on behalf of Ignite Restaurant Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2011 to Raymond A. Blanchette, III, President and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-175878) (the “Registration Statement”) that was filed with the Commission on October 31, 2011.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.  Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.  All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of

Amendment No. 3, two of which have been marked to show changes from Amendment No. 2 to the Registration Statement.

General

1.                                      We note that you intend to file a number of the exhibits, including the underwriting agreement and legality opinion, with future amendments. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Response:  We respectfully advise the Staff that the Company will file all outstanding exhibits, including the underwriting agreement and legality opinion, in a subsequent amendment to the Registration Statement prior to printing and distribution of the preliminary prospectus with sufficient time to allow the Staff to review and comment, as necessary.

Prospectus Summary, page 1

Our Company, page 1

2.                                      We note your response to prior comment two. Please revise your disclosure here and on page 75 to clarify that outperforming the KNAPP-TRACK report means that your results exceeded the average results.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1 and 70 to clarify that outperforming the KNAPP-TRACK report means that the Company’s results exceeded the average results contained in such report.

U.S. Federal Tax Considerations for Non-United States Holders, page 129

3.                                      Please remove the language “is included for general information only” from the bolded disclaimer on page 132.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 126 by removing the language “is included for general information only” from the bolded disclaimer.

Other

4.                                      The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:  Based upon the Staff’s comment, the Company has updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

*          *          *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4884 or my colleague, Christian O. Nagler at (212) 446-4660, at your earlier convenience.

Sincerely,

/s/ Jason K. Zachary
Jason K. Zachary
Kirkland & Ellis LLP

cc:	Raymond A. Blanchette, III, President and Chief Executive Officer
Jeffrey L. Rager, Senior Vice President and Chief Financial Officer
Ignite Restaurant Group, Inc.